EXHIBIT 12.1

DUKE REALTY LIMITED PARTNERSHIP
EARNINGS TO FIXED CHARGES CALCULATION
(in thousands, except ratios)

Nine Months
Ended September 30, 2006
Net income from continuing operations, less preferred distributions	$56,988
Preferred distributions	41,193
Interest expense	133,288
Earnings before fixed charges	$231,469

Interest expense	$133,288
Interest costs capitalized	24,567
Total fixed charges	$157,855

Preferred distributions	41,193
Total fixed charges and preferred distributions	$199,048

Ratio of earnings to fixed charges	1.47

Ratio of earnings to combined fixed charges and preferred distributions	1.16